SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13G/A
ACQUISITION STATEMENT FOR SECURITIES PURHCASED PURSUANT TO SECTION 13 OF THE 1934 ACT

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

China Digital Media Corporation

 (Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

169382108
(CUSIP Number)

November 17, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ]  Rule 13d-1(b)
[ X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                     PAGE 2 OF 4

CUSIP No. 878270 10 7
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    (1)  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Vision Opportunity Master Fund, Ltd.*
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    (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                   (b) [ ]
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    (3)  SEC USE ONLY

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    (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                 Cayman Islands
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NUMBER OF      (5)  SOLE VOTING POWER
                   3,143,979
SHARES
              -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                   0
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                   3,143,979
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER

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    (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         3,143,979
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   (10)  CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
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   (11)  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         9.9%
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   (12)  TYPE OF REPORTING PERSON
         CO*
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*Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person. Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

Schedule 13G                                                     PAGE 3 OF 4

ITEM 1(a).  NAME OF ISSUER:
            China Digital Media Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             2505-06, 25/F, Stelux House, 698 Prince Edward Road E. Kowloon, Hong Kong

ITEM 2(a).  NAME OF PERSON FILING:

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
ITEM 2(c).  CITIZENSHIP:

Vision Opportunity Master Fund, Ltd.

20 West 55th Street

5th Floor

New York, NY 10019-5373

Cayman Islands

ITEM 2(d).  TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value

ITEM 2(e).  CUSIP NUMBER:      169382108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b),
CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable.

ITEM 4.   OWNERSHIP.

         The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of November 16, 2006:

       (a) Amount beneficially owned: 3,143,979**
        (b) Percent of class: 9.9%
           (All percentages herein are based on 31,757,365 shares of common stock issued and outstanding as of August 11, 2006.)
        (c) Number of shares as to which such person has:
                (i)    sole power to vote or to direct the vote
                       3,143,979
                 (ii)   shared power to vote or to direct the vote
                       0
                 (iii)  sole power to dispose or to direct the disposition
                       of 3,143,979
                 (iv)   shared power to dispose or to direct the disposition
                       of 0

** On November 17, 2006, the Reporting Person acquired the following securities from the Issuer in a private placement transaction: (i) a Series A Warrant to purchase 4,777,773 shares of common stock expiring six (6) years from the day which is ninety (90) days following the Issuer’s firm underwritten public offering of securities pursuant to a registration statement filed by the Issuer under the Securities Act or June 1, 2007 at an exercise price of $0.80 per share, (ii) a Series B Warrant to purchase 4,777,773 shares of common stock expiring six (6) years from the day which is ninety (90) days following the Issuer’s firm underwritten public offering of securities pursuant to a registration statement filed by the Issuer under the Securities Act or June 1, 2007 at an exercise price of $1.20 per share, (iii) a Series C Warrant to purchase 2,388,887 shares of common stock expiring six (6) years from the day which is ninety (90) days following the Issuer’s firm underwritten public offering of securities pursuant to a registration statement filed by the Issuer under the Securities Act or June 1, 2007 at an exercise price of $2.25 per share, and (iv) a 4% Convertible Debenture convertible into 4,777,778 shares of common stock at a conversion price of $0.45 per share.  Each of the Warrants is exercisable into shares of common stock at any time at the option of the Reporting Person. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, the Reporting Person may not acquire shares of common stock upon exercise of any such warrants or conversion of the Debenture to the extent that, upon exercise or conversion, respectively, the number of shares of common stock beneficially owned by the Reporting Person and its affiliates would exceed 9.9% of the issued and outstanding shares of the Issuer’s common stock. The securities that the Report Person acquired on July 7, 2006, as disclosed in the Reporting Person’s Schedule 13G filed on July 17, 2006, were returned to the Issuer and exchanged for all of the securities disclosed herein.  Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person. Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.

Schedule 13G                                                     PAGE 4 OF 4

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

          Each of the Reporting Persons hereby make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  November 17, 2006

VISION OPPORTUNITY MASTER FUND, LTD.

By: /s/  Adam Benowitz

Name: Adam Benowitz

Title:   Managing Member